**Exhibit 99.1**

## Heritage Commerce Corp to Present at Keefe, Bruyette & Woods 2014 Community Bank Investor Conference

San Jose, California – July 25, 2014 – **Heritage Commerce Corp (Nasdaq:HTBK),** today announced that it will present at Keefe, Bruyette & Woods 2014 Community Bank Investor Conference at The Grand Hyatt Grand Central in New York, New York. Walter T. Kaczmarek, President and Chief Executive Officer, is scheduled to present on Tuesday, July 29, 2014 at 5:00 a.m. PDT. The presentation will be archived for 90 days after the conference, and can be viewed at **http://wsw.com/webcast/kbw12/htbk**.

**Heritage Commerce Corp**, a bank holding company established in February 1998, is the parent company of Heritage Bank of Commerce, established in 1994 and headquartered in San Jose with full-service branches in Danville, Fremont, Gilroy, Hollister, Los Altos, Los Gatos, Morgan Hill, Pleasanton, Sunnyvale, and Walnut Creek. Heritage Bank of Commerce is an SBA Preferred Lender with an additional Loan Production Office in Lincoln, California. For more information, please visit www.heritagecommercecorp.com.

Member FDIC